UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transaction period from              to

Commission file number: 1-05837

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE NEW YORK TIMES COMPANIES SUPPLEMENTAL

RETIREMENT AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE NEW YORK TIMES COMPANY

620 Eighth Avenue

New York, New York 10018

Note:	All schedules other than listed above have been omitted because they are not applicable or not required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the ERISA Management Committee & the Plan Administrator

The New York Times Companies Supplemental Retirement and Investment Plan

New York, New York

We have audited the accompanying statements of net assets available for benefits of The New York Times Companies Supplemental Retirement and Investment Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at year end) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP
New York, New York
June 29, 2009

THE NEW YORK TIMES COMPANIES SUPPLEMENTAL

RETIREMENT AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2008	December 31, 2007

ASSETS
Investments, at fair value	$288,167,195	$474,149,144
Plan interest in Master Trust investments	127,467,184	115,784,997

Total investments	415,634,379	589,934,141

Receivables:
Participant contributions	204,224	280,096
Employer contributions	71,328	96,509

Total receivables	275,552	376,605

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	415,909,931	590,310,746

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,791,836	(661,295)

NET ASSETS AVAILABLE FOR BENEFITS	$417,701,767	$589,649,451

See notes to financial statements.

THE NEW YORK TIMES COMPANIES SUPPLEMENTAL

RETIREMENT AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2008

ADDITIONS
Contributions:
Participant contributions	$23,418,881
Employer contributions	7,434,648
Rollovers	1,927,688

Total contributions	32,781,217

Investment (loss)/income:
Net depreciation in fair value of investments	(171,491,693)
Dividend income	11,613,545
Plan interest in Master Trust investment income	5,262,784
Interest from participant loans	594,081

Net investment loss	(154,021,283)

Other:
Asset transfers in	304,074
Other additions	361,206

Total other	665,280

Total additions, net of investment loss	(120,574,786)

DEDUCTIONS
Benefits paid to participants	51,252,846
Administrative expenses	120,052

Total deductions	51,372,898

NET DECREASE IN ASSETS AVAILABLE FOR BENEFITS	(171,947,684)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	589,649,451

End of year	$417,701,767

See notes to financial statements.

THE NEW YORK TIMES COMPANIES SUPPLEMENTAL

RETIREMENT AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

NOTE 1 – DESCRIPTION OF THE PLAN

The following brief description of The New York Times Companies Supplemental Retirement and Investment Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan for the benefit of certain eligible employees, as defined in the Plan document, of The New York Times Company (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The authority to manage, control and interpret the Plan is vested in the ERISA Management Committee (the “Committee”) of the Company. Vanguard Fiduciary Trust Company (the “Trustee”) serves as the trustee of the Plan.

The Committee appoints the Plan Administrator (“Plan Administrator”). The “named fiduciary” within the meaning of ERISA comprises the Committee, the Plan Administrator, and the Pension Investment Committee. The authority to manage the investment of the Plan assets is vested in the Pension Investment Committee of the Company.

Certain of the Plan’s investment assets are held in a trust account at the Trustee and consist of an undivided interest in an investment account of The Master Trust for The New York Times Companies Supplemental Retirement and Investment Plan, The New York Times Company Excluded Guild Plan, the Worcester Telegram & Gazette Supplemental Retirement and Investment Plan, The New York Times Company Payroll Investment Plan and the International Herald Tribune, S.A. Pension Plan for U.S. Citizens Members of the National Journalists Union Employees (the “Master Trust”). See Note 3 for a discussion of the Master Trust.

The Plan was amended to change the Plan Year from the period December 25th to December 24th of each year to a calendar year, thereby creating a short plan year for the period commencing December 25, 2007 and ending December 31, 2007. For Plan Years beginning after December 31, 2007, the Plan Year is the period commencing on January 1st and ending each December 31st thereafter.

Employee contributions – An account is maintained for each participant in the Plan. A participant may elect to contribute, through payroll deductions, subject to certain limitations, from 1% to 6% (in increments of 1%) of his or her eligible earnings (“Basic Before-Tax Contributions”), as defined in the Plan document. Basic Before-Tax Contributions are deducted from participants’ pay before federal and (in most cases) state and local income taxes are calculated. If the Basic Before-Tax Contributions are less than 6% of the participant’s eligible earnings, the participant may elect to make after-tax contributions from 1% to 6% (in increments of 1%) of his or her eligible earnings (“Basic

After-Tax Contributions”). The combined Basic Before-Tax and Basic After-Tax Contributions on behalf of a participant cannot exceed 6% of the participant’s eligible earnings. Once this 6% maximum is met, a participant may also elect to make an additional contribution from 1% to 14% (in increments of 1%) of his or her eligible earnings (“Additional Contributions”). Additional Contributions must be designated by the participant as Additional Before-Tax Contributions and/or Additional After-Tax Contributions. Participants who have attained age 50 are permitted to make catch-up contributions in an amount specified by the Internal Revenue Service (“Before-Tax Catch-up Contributions”).

Eligibility – Employees, as defined in the Plan document, are eligible to become participants in the Plan as of the first day of the month following the month of hire, except as defined in the Plan document.

Eligibility to contribute to the Plan is temporarily suspended, as defined in the Plan document, when a participant makes a hardship withdrawal. In addition, certain changes in the status of an employee may make him or her ineligible to become, or continue as, a participant.

Employer contributions – During each month that a participant contributes to the Plan, the Company will contribute an amount equal to 50% of his or her Basic Before-Tax and Basic After-Tax Contributions up to 6% of the participant’s eligible earnings as defined in the Plan (“Employer Matching Contributions”).

Participant accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, Employer Matching Contributions, and allocations of Company discretionary contributions. Participant’s accounts are also credited with Plan earnings and charged for Plan losses, based on the participant’s account balances. Certain administrative expenses may also be charged to participant’s account, such as loan fees or fees for processing domestic relations orders. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments – Participants direct the investment of their account into various investment options offered by the Plan. The Plan currently offers twenty-one mutual funds (registered investment companies), one common/collective trust and the Master Trust investment as investment options for participants.

Vesting – Participants are 100% vested in their contributions at all times. A participant becomes 40% vested in his or her Employer Matching Contributions upon completion of one year of vesting service. A year of vesting service is defined by the Plan document as the twelve-month period beginning with the employee’s date of hire or rehire, and each one year anniversary thereof, until the employee quits, retires or is discharged, or if earlier, the twelve-month anniversary of any other absence. The participant receives an additional 15% vesting credit upon the completion of each additional year of vesting service, thereby becoming 100% vested after completing five years of vesting service, as defined in the Plan document. Nonvested Employer Matching Contributions that are forfeited are applied against future Employer Matching Contributions.

Loans – The Trustee may make loans to participants pursuant to loan procedures adopted by the Committee. The loan will be funded from the participant’s Plan investments on a proportionate basis, from before-tax contributions first, followed by Employer Matching Contributions, rollover monies and after-tax contributions. There are two types of loans available from the Plan. A general-purpose loan is available for any reason. A residential loan is available for the purchase or the construction of the participant’s principal residence. Only two loans may be outstanding to any one participant at a time. The minimum loan amount is $1,000 and the maximum loan amount will be the lesser of: (i) 50% of the participant’s vested account balance, or (ii) $50,000 minus the highest outstanding loan balance in the last 12 months. Loans are secured by up to 50% of a participant’s account balance upon inception of the loan.

The interest rate charged for a loan is one percentage point above the Prime Rate as received by Vanguard from Reuters on the first day of the month in which the loan is initiated. Interest rates on loans outstanding as of December 31, 2008 ranged from 5% to 10.5%.

Loan repayments are made through automatic payroll deductions beginning no later than the first payroll period of the second month after the loan check is mailed. General-purpose loans must be paid back within 60 months and the residential loans must be paid back within 15 years. There is no prepayment penalty. Outstanding loans will be declared due and payable upon termination of the participant’s employment.

Payment of benefits – A participant’s vested account is payable upon termination, retirement, disability or death. Upon distribution of the vested portion of the participant’s Employer Matching Contribution account, the nonvested portion of the account is forfeited. The participant, or designated beneficiary upon the participant’s death, may choose to receive a lump-sum payment or installment payments.

Prior to a participant’s termination, retirement, disability or death, the Plan allows the following partial or full withdrawals:

(a)	A participant may withdraw his or her contributions first from Additional After-Tax Contributions made before January 1, 1987, then from Basic After-Tax Contributions made before January 1, 1987. If a participant has no contributions made before January 1, 1987, after-tax contributions made after January 1, 1987 may be withdrawn first from Additional After-Tax Contributions, then from Basic After-Tax Contributions. Withdrawals of contributions made after January 1, 1987 include a percentage of earnings on those contributions.

(b)	A participant may withdraw Basic and Additional Before-Tax Contributions only upon presenting proof of hardship to and receiving approval from the Plan Administrator. In the event of a hardship withdrawal, the Participant will be suspended from making contributions to the Plan for a period of six months.

(c)	A participant who has attained age 59 1/2 may withdraw the entire vested amount of his or her account.

Forfeited Accounts – Forfeited accounts include amounts from nonvested Employer Matching Contributions and from uncashed benefit payments, which is included as “Other additions” in the Statement of Changes in Net Assets Available for Benefits. As of December 31, 2008 and 2007, the balance in the forfeiture account totaled $52,205 and $132,892, respectively. These amounts are used to reduce the future Employer Matching Contributions. During the year ended December 31, 2008, Employer Matching Contributions were reduced by $1,083,000.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting and reporting policies followed in preparation of the financial statements of the Plan:

Basis of accounting – The accompanying financial statements of the Plan have been prepared under the accrual method of accounting. Certain reclassifications to previously reported amounts have been made to conform to the current year presentation.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and uncertainties – The Plan provides for various investment securities, which include investments in any combination of equities, fixed income securities and guaranteed investment contracts. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Plan’s financial statements.

Investment valuation and income recognition – All investments in the Plan are stated at fair value, except for the investment contracts held by the Master Trust, which are valued at contract value. See note 3 for a discussion of the Master Trust.

All security transactions are accounted for on the date securities are purchased or sold (trade date). The net change in the difference between the market value and cost of investments is reflected as net unrealized appreciation or depreciation on investments in the periods in which such changes occur. Realized gains and losses are recorded as the differences between the original purchase price of the investment and the sales price of the investment. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date, which is the date preceding the record date allowing for settlement period.

As described in Financial Accounting Standards Board (“FASB”) Staff Position (“FSP”) AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the American Institute of Certified Public Accountants (“AICPA”) Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, investment contracts held by a defined contribution plan are required to be reported at fair value rather than contract value with an offsetting asset or liability in the Statements of Net Assets Available for Benefits. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive contracts.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”), which establishes a common definition for fair value under GAAP, and establishes a framework for measuring fair value and expands disclosure requirements about such fair value measurements. FAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value. FAS 157 applies to reporting periods beginning after November 15, 2007. As of December 25, 2007, the Plan adopted FAS 157. Although the adoption of FAS 157 did not materially impact the Plan’s financial statements, the Plan is now required to provide additional disclosures as part of its financial statements.

FAS 157 requires the categorization of assets and liabilities into three levels used to measure fair value based on the assumptions, or inputs, used to price the assets or liabilities. The following provides a description of the three levels of inputs that may be used to measure fair value under FAS 157, the types of Plan investments that fall under each category, and the valuation methodologies used to measure these investments at fair value. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant judgment.

Level 1 – Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date.

Registered investment companies:

The shares of registered investment companies are valued at quoted market prices in an exchange and active market, which represent the net asset values of shares held by the Plan at year end.

Level 2 – Inputs to the valuation methodology are other than quoted prices available in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies.

Common/collective trusts:

Common/collective trusts represent investments with various investment managers. The respective fair values of these investments are determined by reference to the trusts’ underlying assets which are principally guaranteed investment contracts and short-term investments. Units held in common/collective trusts are valued at the unit value as reported by the investment managers.

Guaranteed investment contracts:

Traditional investment contracts issued by insurance companies and banks are nontransferable, but provide for benefit-responsive withdrawals by Plan participants at contract value. For traditional investment contracts, fair value comprises the expected future cash flows for each contract discounted to present value. Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals. The crediting rate on traditional contracts is typically fixed for the life of the investment.

Alternative investment contracts consist of investments together with contracts under which a bank or other institution provides for benefit-responsive withdrawals by Plan participants at contract value. For alternative investment contracts, the fair value comprises the aggregate market values of the underlying investments in mutual funds and bond trusts, and the value of the wrap contracts, if any. The difference between valuation at contract value and fair value is reflected over time through the crediting rate formula provided for in the Master Trust’s synthetic contracts. The crediting rate of the contract resets every quarter based on the performance of the underlying investment portfolio. To the extent that the Master Trust has unrealized gains and losses (that are accounted for, under contract value accounting, through the value of the synthetic contract), the interest crediting rate may differ from then-current market rates. An investor currently redeeming Master Trust units may forgo a benefit, or avoid a loss, related to a future crediting rate different from then-current market rates.

Money market funds:

The money market fund within the Master Trust is valued using amortized costs, which approximates the current fair value of a security.

Participant loans:

Participant loans are valued at cost, which approximates fair value.

Level 3 – Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

Administrative expenses – All Trustee, investment management fees and other fund and Plan expenses for all investment options are paid from the assets of the Plan, except for the Templeton Emerging Markets series and the Lord Abbett Small Cap Value Fund. Incremental fees for these two funds are allocated quarterly and .15% of such fees are charged to each participant investing in these funds. Participants who take out loans pay an administrative fee. Other expenses are paid by the Company.

Payment of benefits – Benefit payments to participants are recorded when paid.

NOTE 3 – MASTER TRUST

Certain of the Plan’s investment assets are held in a trust account of the Trustee and consist of an undivided interest in an investment account of the Master Trust.

The plans that participated in the Master Trust for the year ended December 31, 2008 and 2007 were as follows:

•	The New York Times Companies Supplemental Retirement and Investment Plan

•	The New York Times Company Excluded Guild Plan

•	Worcester Telegram & Gazette Supplemental Retirement and Investment Plan

•	The New York Times Company Payroll Investment Plan

•	International Herald Tribune, S.A. Pension Plan for U.S. Citizens Members of the National Journalists Union Employees

Use of the Master Trust permits the commingling of multiple plans’ assets maintained by a single controlled group of companies for investment and administrative purposes. Although assets of participating plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to each participating plan. The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

The Master Trust was established by the Company and is administered by the Trustee. The Master Trust holds the assets of each plan that comprise the Fixed Income Fund (“Fixed Income Fund”). The Fixed Income Fund includes investments in a common/collective trust, investments with insurance carriers (“insurance contracts”) and financial institutions (“financial contracts”) in guaranteed investment contracts (collectively the “guaranteed investment contracts”), and a money market fund. The guaranteed investment contracts represent assets maintained for the benefit of the participating plans under the Master Trust. The allocation of interest income under the guaranteed investment contracts is determined on the basis of each participating plan’s proportionate share of the Master Trust’s assets. The Plan’s beneficial interest in the investment of the Master Trust is determined on the basis of the initial asset contribution to the Master Trust, adjusted for subsequent contributions, allocated investment income/(loss) and allocated and unallocated expenses.

For the year ended December 31, 2008, the average yield on the aggregate guaranteed investment contracts was 3.49%. The crediting interest rate of the guaranteed investment contract outstanding as of December 31, 2008 was 5.07%. The crediting interest rates of the guaranteed investment contracts outstanding as of December 31, 2007 ranged from 3.15% to 5.07%. These rates are fixed over the term to maturity of each contract.

Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon daily balances invested by each plan.

The following table sets forth the Master Trust’s net assets.

	December 31, 2008	December 31, 2007
ASSETS
Master Trust investments, at fair value:
Common/collective trust	$136,299,437	$111,459,791
Money market fund	4,494,562	5,367,911
Guaranteed investment contracts	1,904,677	13,464,041

NET ASSETS AVAILABLE OF THE MASTER TRUST AT FAIR VALUE	142,698,676	130,291,743

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,005,918	(744,149)

NET ASSETS AVAILABLE OF THE MASTER TRUST AT CONTRACT VALUE	$144,704,594	$129,547,594

Plan interest in Master Trust investments	$127,467,184	$115,784,997

Plan interest in the Master Trust investments as a percentage of total	88.1%	89.4%

The following table sets forth the Master Trust’s net investment income and the Plan’s interest in the Master Trust’s net investment income.

For the year ended December 31, 2008
Common/collective trust	$5,503,719
Guaranteed investment contracts	306,089
Money market fund	106,679

$5,916,487

Plan interest in Master Trust net investment income	$5,262,784

NOTE 4 – INVESTMENTS

The fair values of the Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31, 2008	December 31, 2007
Registered investment companies:
Dodge & Cox Income Fund	$34,357,992	$31,437,685
Lord Abbett Small Cap Value Fund	24,934,897	43,290,334
Vanguard 500 Index Investment	60,794,945	101,213,630
Vanguard Asset Allocation Investment	26,579,568	47,817,592
Vanguard Int’l Growth Fund Investment	*	34,719,589

Common/collective trust:
Russell Equity I Fund	$41,866,065	$84,604,231

Plan interest in Master Trust investments	$127,467,184	$115,784,997

*	Below 5% of net assets available for benefits.

During 2008, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) depreciated in fair value as follows:

For the year ended December 31, 2008
Registered investment companies	$(138,896,892)
Common/collective trust	(32,594,801)

$(171,491,693)

NOTE 5 – FAIR VALUE MEASUREMENTS

The following sets forth the Plan’s investments stated at fair value on a recurring basis by their FAS 157 fair value hierarchy levels.

	Investment Assets at Fair Value as of December 31, 2008
	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total Fair Value
Registered investment companies	$238,549,456	$—	$—	$238,549,456
Common/collective trust	—	41,866,065	—	41,866,065
Participant loans	—	7,751,674	—	7,751,674

	$238,549,456	$49,617,739	$—	$288,167,195

	Investment Assets at Fair Value as of December 31, 2007
	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total Fair Value
Registered investment companies	$381,316,862	$—	$—	$381,316,862
Common/collective trust	—	84,604,231	—	84,604,231
Participant loans	—	8,228,051	—	8,228,051

	$381,316,862	$92,832,282	$—	$474,149,144

The following sets forth the Master Trust’s investments stated at fair value on a recurring basis by their FAS 157 fair value hierarchy levels.

	Investment Assets at Fair Value as of December 31, 2008
	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total Fair Value
Common/collective trust	$14,341,626	$121,957,811	$—	$136,299,437
Money market fund	—	4,494,562	—	4,494,562
Guaranteed investment contracts	—	1,904,677	—	1,904,677

	$14,341,626	$128,357,050	$—	$142,698,676

	Investment Assets at Fair Value as of December 31, 2007
	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total Fair Value
Common/collective trust	$11,039,772	$100,420,019	$—	$111,459,791
Money market fund	—	5,367,911	—	5,367,911
Guaranteed investment contracts	—	13,464,041	—	13,464,041

	$11,039,772	$119,251,971	$—	$130,291,743

NOTE 6 – PLAN TRANSFERS

During 2008, assets of $304,074 were transferred into the Plan from other Company-sponsored plans, principally due to the change in employee status for certain participants resulting in the transfer of their account balances from a union plan to the Plan.

NOTE 7 – RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of registered investment companies that are managed by an affiliate of the Trustee. These investments include the 500 Index Investment, Asset Allocation Investment, Capital Opportunity, Int’l Growth Fund, Prime Money Market, Target Retirement 2005, Target Retirement 2010, Target Retirement 2015, Target Retirement 2020, Target Retirement 2025, Target Retirement 2030, Target Retirement 2035, Target Retirement 2040, Target Retirement 2045, Target Retirement 2050 and Target Retirement Income. Transactions in such investments qualify as party-in-interest transactions, which are deemed exempt from the prohibited transaction rules. Fees paid by the Plan for administrative services to the Trustee amounted to $120,052 for the year ended December 31, 2008.

An affiliate of the Trustee manages certain investments within the Master Trust. These investments include the Retirement Savings Trust II, a common/collective trust, and the Prime Money Market Institution, a money market fund. Fees associated with the management of these funds qualify as party-in-interest transactions. An affiliate of the Trustee also served as a counterparty to one of the Master Trust’s guaranteed investment contacts at December 31, 2008 and 2007.

In addition, participants who are active employees may borrow from their accounts and such loans qualify as party-in-interest transactions.

See Note 11 for a discussion of the Company stock.

NOTE 8 – INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company, by letter dated October 18, 2002, that the Plan and related trust are designed in accordance with Section 401(a) of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed in compliance with the applicable requirements of the IRC. The Plan Administrator believes that the Plan is being operated in accordance with its terms. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 9 – PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. If the Plan is terminated or upon the complete discontinuance of contributions under the Plan, the value of each participant’s interest, which includes the participant’s contribution and Employer Matching Contributions, will be fully vested. Each participant’s interest will be distributed in accordance with the terms of the Plan.

NOTE 10 – DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

There are no differences between the financial statements and Form 5500 for the year ended December 31, 2008.

NOTE 11 – SUBSEQUENT EVENTS

Employee Contributions – Effective January 1, 2009, the Plan was amended to consolidate the sources of participant contributions. Basic Before-Tax Contributions and Additional Before-Tax Contributions were consolidated into Before-Tax Contributions, and Basic After-Tax Contributions and Additional After-Tax Contributions were consolidated into After-Tax Contributions.

Roth Contributions – Effective January 1, 2009, participants will be allowed to make Roth Contributions (“Roth Contributions”). Employees making these contributions will pay taxes when they make Roth Contributions, similar to the traditional after-tax option. However, unlike the traditional after-tax contributions, the Roth Contributions and earnings on those contributions can be withdrawn tax-free as long as the participant had the account for at least five years and is at least age 59 1/2. The combined amount of Roth Contributions, After-Tax Contributions and Before-Tax Contributions on behalf of that participant shall not exceed 20% of the participant’s eligible earnings. Roth Contributions are contributions that are designated irrevocably by the participant at the time of the cash or deferred election as a Roth Contribution. Roth Contributions are made in lieu of all or a portion of the Before-Tax Contributions and/or Before-Tax Catch-Up Contributions the participant is otherwise eligible to make under the Plan. Roth Contributions are treated by the Company as includible in the participant’s income at the time the participant would have received that amount in cash if the participant had not made the election. All Roth Contributions shall be treated as elective deferrals for all purposes under the Plan.

Employer Matching Contributions – Effective January 1, 2009, the Plan was amended to change its matching contribution formula to a safe harbor formula. The Company will now match (i) $1.00 for each dollar of participant contributions up to 3% of the employee’s eligible earnings, plus (ii) $0.75 for each dollar of participant contributions up to the next 2% of the employee’s eligible earnings, plus (iii) $0.50 for each dollar of participant contributions up to the next 1% of the employee’s eligible earnings for the Plan Year. The total safe harbor Employer Matching Contribution on the first 6% contributed by a participant will equal 5% of the participant’s eligible earnings as defined in the Plan. Previously, the Company matched $0.50 for each dollar contributed up to 6% or 3% of the employee’s eligible earnings.

For the Employer Matching Contributions, 60% of each dollar is deposited in cash to each participant’s account each pay period, and the remaining 40% of each dollar is deposited to each participant’s account as shares of Company stock in June and December. Participants are able to keep the Company stock as an investment in their accounts, or, in certain instances, rebalance their portfolio and transfer the value of the Company stock into any of the other investment options under the Plan. The Employer Matching Contributions will be immediately vested. Starting with the 2009 Plan year, safe harbor Employer Matching Contributions are fully vested when made.

In connection with amending the Plan to provide that a portion of the Employer Matching Contribution will be made in Company stock, the Plan will permit participants to invest up to 10% of their account in a unitized Company Stock Fund. Participants will be able to direct that up to 10% of future contributions shall be invested in the Company Stock Fund, or to transfer up to 10% of their existing account balance into the Company Stock Fund. Upon distribution of a Participant’s account, he or she may request a distribution in-kind of any interest in the Company Stock Fund. A participant who requests a loan will have the value of his/her interest in the Company Stock Fund taken into account when determining the maximum loan available, but the loan shall not be funded from the Company Stock Fund.

Effective January 1, 2009 the Company will make an Employer Basic Contribution equal to 3% of an employee’s eligible earnings for an employee hired on or after January 1, 2009 following his/her completion of one year of eligibility service. A year of eligibility service is a calendar year during which an employee completes at least 1,000 hours of service. Employer Basic Contributions shall not be made until the 2010 Plan Year.

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

FORM 5500, SCHEDULE H, PART IV, Line 4(i)

AS OF DECEMBER 31, 2008

Plan Name: The New York Times Companies Supplemental Retirement and Investment Plan

Plan Number: 014

Sponsor Name: The New York Times Company

Sponsor Employer Identification Number: 13-1102020

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost**	(e) Current Value
	Registered investment companies:

	Dodge and Cox Income Fund	2,914,164 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		$34,357,992

	Dodge & Cox Stock Fund	194,311 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		14,450,890

	Lord Abbett Small Cap Value Fund	1,233,790 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		24,934,897

	Putnam New Opportunities	220,431 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		7,102,299

	Templeton Emerging Markets	1,173,488 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		9,857,299

*	Vanguard 500 Index Investment	731,676 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		60,794,945

*	Vanguard Asset Allocation Investment	1,429,009 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		26,579,568

*	Vanguard Capital Opportunity	449,882 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		9,105,604

*	Vanguard Int’l Growth Fund Investment	1,551,269 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		18,925,480

*	Vanguard Prime Money Market	52,205 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		52,205

*	Vanguard Target Retirement 2005	130,940 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		1,268,811

*	Vanguard Target Retirement 2010	216,110 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		3,805,705

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost**	(e) Current Value
	Registered investment companies:

*	Vanguard Target Retirement 2015	635,459 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		6,068,629

*	Vanguard Target Retirement 2020	331,189 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		5,487,799

*	Vanguard Target Retirement 2025	379,492 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		3,517,891

*	Vanguard Target Retirement 2030	163,909 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		2,547,152

*	Vanguard Target Retirement 2035	259,302 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		2,398,543

*	Vanguard Target Retirement 2040	133,091 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		2,013,667

*	Vanguard Target Retirement 2045	89,707 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		858,497

*	Vanguard Target Retirement 2050	17,211 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		261,268

*	Vanguard Target Retirement Income	437,008 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		4,160,315

				238,549,456

	Common/collective trust:

	Russell Equity I Fund	2,493,512 units. There is no maturity date, rate of interest, collateral, par or maturity value.		41,866,065

*	Participant loans	Participant loans (maturing 2009 to 2023 at interest rates of 5% to 10.5%). Collateralized by participant’s account balance.		7,751,674

	Total			$288,167,195

*	A party-in-interest as defined by ERISA.
**	Cost information is not required for participant-directed investments and is therefore not included.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2009

THE NEW YORK TIMES COMPANIES SUPPLEMENTAL RETIREMENT AND INVESTMENT PLAN

By:	/s/ R. ANTHONY BENTEN
R. Anthony Benten
Co-Chairman, ERISA Management Committee

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
23.1	Consent of BDO Seidman, LLP, independent registered public accounting firm